Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

As of June 30, 2009

The following interim financial information of CorpBanca as of June 30, 2009 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

Consolidated Balance Sheet Accounts (unaudited)

MCh$
Total loans	4,663,382
Total assets	5,849,132

Current accounts and demand deposits	413,384
Time deposits and savings accounts	3,113,157
Borrowings from financial institutions	443,951
Debt issued	766,417

Equity	478,179

Condensed Consolidated Statement of Income (unaudited)

MCh$
Total operating revenue	143,538
Provisions for loan losses	(38,368)
Operating expenses	(64,037)

Operating income	41,133
Income attributable to investments in other companies	115

Income before taxes	41,248
Income taxes	(6,654)

Net income for the period	34,594

The above financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and financial institutions.

Jaime Del Solar Honorato	Mario Chamorro Carrizo
Accounting Manager	Chief Executive Officer